Fernando A. González Chief Executive Officer Exhibit 1

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

Our value creation journey Our plan moving forward Our digital transformation What you can expect from us today

2016 2015 2014 Consolidated our strategy and focused on our priorities and expectations Strengthened our operating model and capital structure while stretching our targets to accelerate recovery Significantly improved our capital structure, despite strong headwinds We are advancing on our journey to further create value

Major milestones achieved On a like-to-like basis, excludes distribution expense, depreciation, and amortization Highest consolidated cement volumes since 2008 Record-low SG&A(1) as a percentage of sales of 10.3% in 2016 Highest operating EBITDA margin since 2007 Lowest level of working capital days Highest free cash flow after strategic CAPEX since 2006 ~$4.4 B total debt reduction from December 2013 levels Lowest net financial leverage since 2006 Highest net income since 2007

We delivered a solid operational performance EBITDA Variation ($ M) 2016 Variable cost & dist. 2016 Like-to-like Fixed cost & other FX(1) 2015 Includes $61 M impact due to dollarized costs in our operations

Focusing on cost containment efforts that contributed to our EBITDA Kiln efficiencies up to 89% Energy optimization Continuous improvement Operational efficiencies Cement operations Supply Chain Supply Chain optimization Freight management + $150 M 2016 Benefits Initiatives

While maximizing FCF generation CAPEX Free Cash Flow after Maintenance CAPEX Variation ($ M)

Which led to a significant debt reduction… Total Debt plus Perpetuals Variation ($ M)

… and a solid improvement in our balance sheet risk ≥27 ≥ 25 December 2013 Total Debt + Perps: $17.5 B Avg. life: 4.5 years December 2016 Total Debt + Perps: $13.1 B Avg. life: 5.2 years

Significant progress over the last 3 years EBITDA and Margin (2) Asset sales Debt and financial leverage(1) +32% l-t-l 1.7 -0.1 0.5 22% 61% FCF and conversion rate(1) Data expressed in $B, unless otherwise stated FCF= Free Cash Flow after maintenance CAPEX; Conversion Rate=EBITDA conversion into FCF; Debt= Total debt plus perps; Financial leverage= Debt/EBITDA Includes: U.S. Concrete Pipe Business, Fairborn cement plant, Mexico ready-mix concrete pumping assets and our operations in Croatia.

As a result, we exceeded our targets and set new goals… Target Achieved in 2016 Free Cash Flow initiatives CFD(1) / EBITDA Total debt reduction Asset divestments $670 M 4.25x by December $3.0 – $3.5 B $1.5 – $2.0 B ~ $1.0 B 4.22x ~ $2.3 B ~ $2.0 B Initiatives Total debt reduction $2.0 – $2.5 B ~ $2.3 B Cost and expense reductions $150 M 100% 2016 - 2017 2016 Consolidated Funded Debt as defined under our current Facilities Agreement New Targets $3.5 – $4 B ~ $2.5 B

... despite a challenging 2016 Super dollar Europe’s stagnant growth and weak banking sector Mexico facing a complex macro environment Geopolitical tensions denting economic growth Volatility in the global energy and commodity markets Uncertainty about Federal Reserve’s policies

Expected outlook for 2017 calls for cautious optimism Positive impact from US expansionary policies and infrastructure plans Favorable demand outlook for Mexico driven by housing Sufficient capacity in the Americas to capture growth in the medium term Housing and infrastructure spending in our main European markets Further expectations of a stronger US dollar Political uncertainty in several key markets

We are in a stronger position to accelerate value creation… More resilient More flexible Stronger capital structure Solid Value before Volume strategy

… and getting closer to our mid term goals EBITDA Margin >20% FCF Conversion rate(3) >50% Leverage Ratio(2) <3.0x ROCE(1) >10% 6.7% 4.2x 61% 20.5% 2016 Performance ROCE = Net Operating Profit After Tax/Net Assets Consolidated Funded Debt/EBITDA FCF Conversion Rate = Free Cash Flow after maintenance CAPEX/EBITDA

Driving shareholder return through disciplined capital allocation Accelerate organic growth Re-invest in business Return capital Dividends Share repurchases Pursue incremental growth M&A Prioritize investment grade capital structure

We continue to focus on our top priorities Health & Safety Zero for Life Return to Investment Grade Regain financial flexibility Customer Centricity Reinforce our customer-focused culture One CEMEX Leverage knowledge across our operations

Moving the center of gravity towards the customer Committed to deliver a Superior Customer Experience Accelerating path to transform CEMEX To achieve the best customer satisfaction of any business-to-business company

Redefining the way we engage with clients through a bold digital transformation Continuously innovate Revamp key internal processes and policies Align the organization Measure customer satisfaction Enabled by Digital Solutions

Covering all our products across all the segments we serve Distributors Industrials Builders Segments Products Multiproducts Ready-mix Aggregates Bulk cement Bagged cement

Transforming how we interact with our customers throughout their journey Error-free invoicing & easier payment Customer Journey Easy registering, applying and obtaining credit & quoting Fast, obstacle-free ordering Delivery tracking for all products Complaint & inquires management Credit & Prices Mgmt. Place Order & Fulfillment Invoice & Payment Mgmt. Opportunity Mgmt. After Sales Services Registration, Credit & Prices Placing orders Receive products & Services Invoicing & Payments Inquiries & Complaints

Developing a comprehensive set of eight digital solutions Credit & Prices Mgmt. Place Order & Fulfillment Invoice & Payment Mgmt. Opportunity Mgmt. After Sales Services Registration, Credit & Prices Placing orders Receive products & Services Invoicing & Payments Inquiries & Complaints Customer Journey 2 Quotation and pricing 1 Customer information Orders and product catalogue 3 Delivery schedule 4 Track and trace 5 Drivers service 6 7 Invoice and disputes Payments 8

2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Getting ready for a global roll out USA & Mexico Colombia & UK Philippines & France Germany & Egypt Rest of the world Preparation Pilot Deployment By early 2018 half of our revenues will come from transactions using our digital platform

While leading the next wave of evolution in the construction industry CEMEX Ventures is an open program and venture capital focused on the entire construction ecosystem Leading partners working together to apply differentiated capabilities Internal and external interactions will be leveraged for new sources of ideas and funds

Health & Safety: Achieve Zero for Life health and safety standards Regain investment grade capital structure as soon as possible Drive shareholder return through disciplined capital allocation Deliver consistently a superior customer experience What you should expect from us